Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

By Electronic Mail

September 14, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 14, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Endurance Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and
one-half of one redeemable Warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable Warrants, each exercisable for one Class A ordinary share at an
exercise price of $11.50 per share

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi
